UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-14267
REPUBLIC SERVICES 401(K) PLAN

(Exact name of registrant as specified in its charter)
18500 North Allied Way, Phoenix, Arizona 85054 Telephone: (480) 627-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in Republic Services 401(k) Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: None*
* Effective July 1, 2009, the Republic Services 401(k) Plan (the “Plan”) was merged with and into the Allied Waste 401(k) Plan, and the Plan ceased to exist as a separate plan. The Allied Waste 401(k) Plan was subsequently renamed the Republic Services, Inc. 401(k) Plan. As a result of the merger, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Republic Services, Inc. 401(k) Plan, formerly known as the Allied Waste 401(k) Plan (the successor plan, by merger, to the Plan), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2010	REPUBLIC SERVICES 401(K) PLAN

By: Republic Services, Inc. 401(k) Plan (formerly known as the Allied Waste 401(k) Plan), as successor plan through merger

	By:	/s/ Donna Marquette Name: Donna Marquette
Title: Plan Administrator